UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-39481

PRF Technologies Ltd.

(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 23, 2026, PRF Technologies Ltd. issued a press release entitled “PRF Technologies Issues Letter to Shareholders Highlighting $11.0 Million Cash Position, Preparations for Phase 2 Trial of OcuRing™-K and GridFeed™ Opportunity in AI Data Center Power.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated October 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board